FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2005

Commission File No.: 0-30308

SOUTHWESTERN RESOURCES CORP.

Suite #1650, 701 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1C6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       Form 40-F  X

Please note that pursuant to Rule 12g3-2(d)(l), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No ___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWESTERN RESOURCES CORP.

“Thomas W. Beattie”

By:

Thomas W. Beattie

Vice President, Corporate Development

Date:

May 9, 2005

FORM:1	Company Name:	SOUTHWESTERN RESOURCES CORP.	Stock Symbol:	SWG-T

Issued and Outstanding Share Summary	# of Shares	Balance
Issued and Outstanding – Opening Balance*	43,006,174
ADD:	Stock Options Exercised
Share Purchase Plan
Dividend Reinvestment Plan
Exercise Warrants
Private Placement
Conversion
Other Issuance (provide description):
SUBTRACT:	Issuer Bid Purchase (see attachment)
Redemption
Other Cancellation (provide description)
Closing Issued and Outstanding Share Balance*	43,006,174

NOTE: If any of the Company’s securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as “internally-held securities”), such internally-held securities must not be counted as “issued and outstanding.”

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

Reserved for Share Compensation Arrangements
A.	Share Purchase Plans and / or Agreement(s)	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Share Purchase Plan / Agreement
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued from Treasury (SUBTRACT)
Closing Reserve for Share Purchase Plan

B.	Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Dividend Reinvestment Plan
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued (SUBTRACT)
Closing Reserve for Dividend Reinvestment Plan

	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
C.	Stock Option Plan and / or Agreement
	NAME OF PROGRAM:	Post-Plan
	Stock Options Outstanding — Opening Balance				3,324,500
	Options Granted: (ADD)
	Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted

				SUBTOTAL	0

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled “Shares Reserved” below

Date or Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised

SUBTOTAL

Share Appreciation Rights or Market Growth Feature (“SAR”) in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)

SUBTOTAL

*Shares may, or may not be issued however “Shares Reserved” (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number

SUBTOTAL

	Stock Option Outstanding – Post Plan — Closing Balance		3,324,500
	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
D.	Shares Reserved (for Stock Option Plan)
	NAME OF PROGRAM:	Stock Option Plan	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period			3,284,500
	Additional shares Listed Pursuant to the Plan (ADD)
	Stock Options Exercised (SUBTRACT)
	Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period			3,284,500

	RESERVED BUT NOT YET GRANTED (AS PER COMPANY)

D.	Shares Reserved (for Stock Option Plan)
	NAME OF PROGRAM:	Stock Option Plan	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period			52,500
	Additional shares Listed Pursuant to the Plan (ADD)
	Stock Options Granted (SUBTRACT)
	Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period			52,500
	All information reported in this Form is for the month of May, 2005

Filed on behalf of the Company by: (please enter name and direct phone or email)
NAME	Susy Horna
PHONE / EMAIL	(604) 669 2525 -susyh@swgold.com
DATE	May 9, 2005

DRILLING CONTINUES TO INTERSECT WIDE ZONES OF GOLD MINERALIZATION

BOKA GOLD PROJECT, YUNNAN PROVINCE, CHINA

April 11, 2005

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) is pleased to report drill results for a further 14 holes from the Boka Gold Project located in Yunnan Province, China.  The Company has a 90% interest in the Project that is comprised of three mining permits and three exploration permits covering an area of 163 square kilometres.

Highlights of the latest drill results include intersections of 52.80 metres of 3.5 grams per tonne gold in hole B04-60, 68.7 metres of 3.6 grams per tonne gold in hole B04-62, 65.5 metres of 4.3 grams per tonne gold in hole B04-65 and 59.85 metres of 3.9 grams per tonne gold in hole B04-70.

The latest drill results continue to confirm continuity of the mineralization along strike and downdip at the Boka 1 North and Boka 1 South zones.  The intersection of strong gold mineralization in hole B04-70 has now confirmed a downdip extension of over 350 metres in this part of the Boka 1 North Gold Zone.  Mineralization at Boka is hosted in black shales, sandstone and gabbro within shallow east dipping shear zones and associated with quartz-carbonate stockworks, carbonate-sulphide stockworks and massive sulphides.  A post-ore major east-west trending fault zone between Boka 1 North and Boka 1 South has displaced mineralization in a right lateral fashion with south block down.

There are presently nine diamond drill rigs operating at Boka, with the main objective to complete infill drilling of the Boka 1 Gold Zone on a 100 metre by 50 metre grid.  Drillholes B04-74 to B04-76 and B05-77 to B05-88 have been completed.  Drillholes B05-89 to B05-97 are in progress.  Details of the latest drill results are listed in the following table.  For drillhole locations and data, please visit our website at www.swgold.com.

	Intersection			Assay
Hole No.	From (metres)	To (metres)	Interval (metres)	Grams per tonne gold
B04-59	no significant results

B04-60	176.70	229.50	52.80	3.5
including	197.10	219.40	22.30	4.7
	242.10	280.40	38.30	2.7
including	269.50	273.70	4.20	10.3
	339.40	370.10	30.70	3.3
including	339.40	348.90	9.50	5.3

B04-61	85.40	118.50	33.10	3.4
including	110.70	118.50	7.80	6.5
	246.10	261.30	15.20	3.5

…more

	Intersection			Assay
Hole No.	From (metres)	To (metres)	Interval (metres)	Grams per tonne gold
B04-62	61.55	88.50	26.95	4.1
including	81.90	88.50	6.60	6.5
	108.50	177.20	68.70	3.6
including	108.50	120.50	12.00	7.0
including	164.40	169.70	5.30	8.3
	194.40	207.80	13.40	4.0

B04-63	183.35	243.95	60.60	3.3
including	189.65	198.90	9.25	6.2
including	219.30	223.40	4.10	10.1

B04-64	176.15	223.05	46.90	2.4
	228.90	241.10	12.20	1.9

B04-65	169.20	234.70	65.50	4.3
including	193.15	208.70	15.55	8.9
	335.80	365.30	29.50	4.2
including	345.30	351.60	6.30	7.2
including	360.00	363.50	3.50	13.2
	386.30	394.40	8.10	1.8

B04-66	156.50	186.50	30.00	3.1
including	167.20	170.40	3.20	10.4
	291.70	321.80	30.10	2.7

B04-67	304.00	351.00	47.00	3.3
including	314.00	316.00	2.00	13.2

B04-68	abandoned before reaching target and not assayed

B04-69	328.95	375.60	46.65	2.3

B04-70	423.35	483.20	59.85	3.9
including	435.75	445.70	9.95	10.5

B04-71	no significant results

B04-72	202.00	242.40	40.40	4.1
including	220.40	229.20	8.80	9.3

B04-73	38.40	40.40	2.00	2.4
	166.90	194.35	27.45	2.3
	236.90	257.20	20.30	1.9
	273.40	310.80	37.40	2.8
including	273.40	284.65	11.25	4.3

SOIL ANOMALY FOLLOW-UP

In the southwest portion of the Boka exploration concessions, 6 to 12 kilometres south of Boka 7 and adjacent to the Dongchuan Copper/Gold Camp, three extensive gold in soil anomalies were delineated with soils containing up to two grams per tonne gold.  Follow-up work on these anomalies has revealed several widespread areas of unknown artesianal workings.  The artesianal workings contain stockworks and oxidized sulphide mineralization in black shales.  The Company is presently conducting detailed sampling of tunnels and excavating trenches to evaluate the significance of these mineralized areas.

PRELIMINARY ENGINEERING STUDY

The Company has retained Hatch Engineering of Vancouver, BC to expand on the preliminary engineering-scoping study initiated in 2004.  The expanded study will include the following:

1)

Resource Model – independent resource calculation and geological modeling.

2)

Mine Options – expand on the preliminary modeled mining approaches to include rock quality parameters, optimum pit slopes, pit optimization and various mining alternatives.

3)

Processing and Plant Options – develop basic flow sheets and conceptual layouts for milling facilities, related tailings disposal options and infrastructure requirements.

4)

Costing – expand on the preliminary costing models.

SAMPLE ANALYSES

The Company has been informed by SGS (SGS-CSTS Standards Technical Services Co., Ltd.) that the sample preparation facility in Kunming and assay facilities in Tianjin near Beijing are operational.  Management from the Company’s Beijing and Kunming offices has inspected both facilities and the Company intends to use SGS to analyze core samples from the Boka drill program.  It is anticipated that turn around time for receiving assay results will be considerably quicker than at present.

Quality Control

Southwestern has implemented a quality control program to ensure best practice in lithogeochemical sampling and analysis of tunnel and drill core samples.

All samples are shipped directly in security sealed bags to the assay laboratory of the Northwest Non-Ferrous Geology Research Institute (ISO 9002) located in Xian, Shaanxi Province, China.

Drill core samples are prepped to -10 mesh at the Xian facility and 500 gram split samples are air freighted to Vancouver, BC for screen fire assay by IPL (International Plasma Laboratory Ltd.) or ALS Chemex Laboratories.  Exploration samples are assayed by conventional methods at the Langfang Institute of Geochemical and Geophysical Exploration (ISO 9001) in Beijing and are digested in an aqua regia acid digestion and gold, silver, copper, nickel, arsenic, antimony and bismuth are analyzed by atomic absorption.

The Company submits its own standards as a measure of the accuracy of the analysis.  Field duplicates and pulp duplicates are routinely analyzed for precision at ALS Chemex located in Vancouver, BC.  ALS Chemex is an ISO 9001:2000 registered laboratory and is preparing for ISO 17025 certification.  IPL is an ISO 9002 certified laboratory.  Sample results are received in batches and not as assays for an entire drillhole.

The exploration program is being carried out by John Zhang, Project Manager and John Paterson, President, Southwestern Resources Corp., (Member, AUSIMM - and the qualified person for the Project).

Southwestern Resources Corp. is exploring in several countries for precious and base metals.  The Company has a number of significant projects including the Boka Gold Project in China with Team 209, the Liam Gold-Silver Project in Peru with Newmont Peru Limited and the Antay Porphyry Copper-Gold Project in Peru with Anglo American Exploration Peru S.A. as well as the 100% owned Accha Zinc Project in Peru.  The Company is also exploring for porphyry copper-gold in a large area of southwestern Yunnan Province, China under a Joint Venture with Newmont Overseas Exploration Limited.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Corporation's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

John G. Paterson, President

Daniel G. Innes, VP, Exploration

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com

DRILLING CONTINUES TO EXPAND BOKA 1

BOKA GOLD PROJECT, YUNNAN PROVINCE, CHINA

April 25, 2005

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) is pleased to announce that assay results have been received for a further five diamond drillholes from the Boka Gold Project located in northern Yunnan Province, China.  The Company has a 90% interest in the Project that is comprised of three mining permits and three exploration permits covering an area of 163 square kilometres.

Highlights of the latest results include an intersection of 9.6 grams per tonne gold over 28.55 metres in drillhole B04-76.

The latest drill results continue to define strong gold mineralization associated with quartz-carbonate stockworks and higher grade zones within massive sulphides.  The mineralization is hosted in black carbonaceous shales, sandstone and gabbro in shallow east dipping shear zones.  Mineralization is stratiform in nature.

There are presently nine diamond drill rigs operating at Boka 1 with the main objective being to drill the Boka 1 Gold Zone on 100 metre by 50 metre centres.  The Boka 1 Gold Zone is open in all directions.  Drillholes B04-75, B05-79, B05-80, B05-82 to B05-89, B05-91 to B05-93 and B05-95 to B05-96 are completed and results are pending.

Details of the latest drill results are listed in the following table.  For drillhole location and data, please visit our website at www.swgold.com.

	Intersection			Assay
Hole No.	From (metres)	To (metres)	Interval (metres)	Grams per tonne gold
B04-74	347.90	411.90	64.00	2.8
including	347.90	349.90	2.00	10.8
including	383.90	387.90	4.00	8.5
including	405.90	411.90	6.00	8.5

B04-76	177.15	205.70	28.55	9.6
including	179.20	186.20	7.00	26.5
	238.40	243.00	4.60	2.2

B05-77	216.00	238.10	22.10	2.3
	263.90	284.40	20.50	2.9
	299.20	307.50	8.30	2.3

-	Intersection			Assay
Hole No.	From (metres)	To (metres)	Interval (metres)	Grams per tonne gold
B05-78	205.00	266.10	65.10	3.3
including	205.00	208.00	3.00	13.7
including	213.00	216.70	3.70	12.8
including	252.10	259.20	7.10	5.2

B05-81	28.50	46.00	17.50	2.5
	113.50	132.00	18.50	3.3
	208.40	240.40	32.00	2.6

SAMPLE ANALYSES

The Company has been informed by SGS (SGS-CSTS Standards Technical Services Co., Ltd.) that the sample preparation facility in Kunming and assay facilities in Tianjin near Beijing are operational.  Management from the Company’s Beijing and Kunming offices has inspected both facilities and the Company intends to use SGS to analyze core samples from the Boka drill program.  It is anticipated that turn around time for receiving assay results will be considerably quicker than at present.

Quality Control

Southwestern has implemented a quality control program to ensure best practice in lithogeochemical sampling and analysis of tunnel and drill core samples.

All samples are shipped directly in security sealed bags to the assay laboratory of the Northwest Non-Ferrous Geology Research Institute (ISO 9002) located in Xian, Shaanxi Province, China.

Drill core samples are prepped to -10 mesh at the Xian facility and 500 gram split samples are air freighted to Vancouver, BC for screen fire assay by IPL (International Plasma Laboratory Ltd.) or ALS Chemex Laboratories.  Exploration samples are assayed by conventional methods at the Langfang Institute of Geochemical and Geophysical Exploration (ISO 9001) in Beijing and are digested in an aqua regia acid digestion and gold, silver, copper, nickel, arsenic, antimony and bismuth are analyzed by atomic absorption.

The Company submits its own standards as a measure of the accuracy of the analysis.  Field duplicates and pulp duplicates are routinely analyzed for precision at ALS Chemex located in Vancouver, BC.  ALS Chemex is an ISO 9001:2000 registered laboratory and is preparing for ISO 17025 certification.  IPL is an ISO 9002 certified laboratory.  Sample results are received in batches and not as assays for an entire drillhole.

The exploration program is being carried out by John Zhang, Project Manager, and John Paterson, President, Southwestern Resources Corp., (Member, AUSIMM - and the qualified person for the Project).

…more

Southwestern Resources Corp. is exploring in several countries for precious and base metals.  The Company has a number of significant projects including the Boka Gold Project in China with Team 209, the Liam Gold-Silver Project in Peru with Newmont Peru Limited and the Antay Porphyry Copper-Gold Project in Peru with Anglo American Exploration Peru S.A. as well as the 100% owned Accha Zinc Project in Peru.  The Company is also exploring for porphyry copper-gold in a large area of southwestern Yunnan Province, China under a Joint Venture with Newmont Overseas Exploration Limited.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Corporation's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

John G. Paterson, President

Daniel G. Innes, VP, Exploration

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com

FORM 51-102F3

Material Change Report

ITEM 1.

REPORTING ISSUER

SOUTHWESTERN RESOURCES CORP. (the “Issuer”)

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

ITEM 2.

DATE OF MATERIAL CHANGE

April 11, 2005

ITEM 3.

PRESS RELEASE

Issued April 11, 2005 and distributed through the facilities of CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Issuer pleased to report drill results for a further 14 holes from the Boka Gold Project located in Yunnan Province, China.  The Company has a 90% interest in the Project that is comprised of three mining permits and three exploration permits covering an area of 163 square kilometres.

Highlights of the latest drill results include intersections of 52.80 metres of 3.5 grams per tonne gold in hole B04-60, 68.7 metres of 3.6 grams per tonne gold in hole B04-62, 65.5 metres of 4.3 grams per tonne gold in hole B04-65 and 59.85 metres of 3.9 grams per tonne gold in hole B04-70.

The latest drill results continue to confirm continuity of the mineralization along strike and downdip at the Boka 1 North and Boka 1 South zones.  The intersection of strong gold mineralization in hole B04-70 has now confirmed a downdip extension of over 350 metres in this part of the Boka 1 North Gold Zone.  Mineralization at Boka is hosted in black shales, sandstone and gabbro within shallow east dipping shear zones and associated with quartz-carbonate stockworks, carbonate-sulphide stockworks and massive sulphides.  A post-ore major east-west trending fault zone between Boka 1 North and Boka 1 South has displaced mineralization in a right lateral fashion with south block down.

ITEM 5.  FULL DESCRIPTION OF MATERIAL CHANGE

See attached News Release.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.  This report is not being filed on a confidential basis

ITEM 7.

OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.

EXECUTIVE OFFICER

Contact:

Thomas W. Beattie, V.P., Corporate Development
Telephone:

(604) 669 2525

ITEM 9.

DATE OF REPORT

DATED at Vancouver, B.C., this 11th day of April 2005.

DRILLING CONTINUES TO INTERSECT WIDE ZONES OF GOLD MINERALIZATION

BOKA GOLD PROJECT, YUNNAN PROVINCE, CHINA

April 11, 2005

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) is pleased to report drill results for a further 14 holes from the Boka Gold Project located in Yunnan Province, China.  The Company has a 90% interest in the Project that is comprised of three mining permits and three exploration permits covering an area of 163 square kilometres.

Highlights of the latest drill results include intersections of 52.80 metres of 3.5 grams per tonne gold in hole B04-60, 68.7 metres of 3.6 grams per tonne gold in hole B04-62, 65.5 metres of 4.3 grams per tonne gold in hole B04-65 and 59.85 metres of 3.9 grams per tonne gold in hole B04-70.

The latest drill results continue to confirm continuity of the mineralization along strike and downdip at the Boka 1 North and Boka 1 South zones.  The intersection of strong gold mineralization in hole B04-70 has now confirmed a downdip extension of over 350 metres in this part of the Boka 1 North Gold Zone.  Mineralization at Boka is hosted in black shales, sandstone and gabbro within shallow east dipping shear zones and associated with quartz-carbonate stockworks, carbonate-sulphide stockworks and massive sulphides.  A post-ore major east-west trending fault zone between Boka 1 North and Boka 1 South has displaced mineralization in a right lateral fashion with south block down.

There are presently nine diamond drill rigs operating at Boka, with the main objective to complete infill drilling of the Boka 1 Gold Zone on a 100 metre by 50 metre grid.  Drillholes B04-74 to B04-76 and B05-77 to B05-88 have been completed.  Drillholes B05-89 to B05-97 are in progress.  Details of the latest drill results are listed in the following table.  For drillhole locations and data, please visit our website at www.swgold.com.

	Intersection			Assay
Hole No.	From (metres)	To (metres)	Interval (metres)	Grams per tonne gold
B04-59	no significant results

B04-60	176.70	229.50	52.80	3.5
including	197.10	219.40	22.30	4.7
	242.10	280.40	38.30	2.7
including	269.50	273.70	4.20	10.3
	339.40	370.10	30.70	3.3
including	339.40	348.90	9.50	5.3

B04-61	85.40	118.50	33.10	3.4
including	110.70	118.50	7.80	6.5
	246.10	261.30	15.20	3.5

	Intersection			Assay
Hole No.	From (metres)	To (metres)	Interval (metres)	Grams per tonne gold
B04-62	61.55	88.50	26.95	4.1
including	81.90	88.50	6.60	6.5
	108.50	177.20	68.70	3.6
including	108.50	120.50	12.00	7.0
including	164.40	169.70	5.30	8.3
	194.40	207.80	13.40	4.0

B04-63	183.35	243.95	60.60	3.3
including	189.65	198.90	9.25	6.2

including	219.30	223.40	4.10	10.1

B04-64	176.15	223.05	46.90	2.4
	228.90	241.10	12.20	1.9

B04-65	169.20	234.70	65.50	4.3
including	193.15	208.70	15.55	8.9
	335.80	365.30	29.50	4.2
including	345.30	351.60	6.30	7.2
including	360.00	363.50	3.50	13.2
	386.30	394.40	8.10	1.8

B04-66	156.50	186.50	30.00	3.1
including	167.20	170.40	3.20	10.4
	291.70	321.80	30.10	2.7

B04-67	304.00	351.00	47.00	3.3
including	314.00	316.00	2.00	13.2

B04-68	abandoned before reaching target and not assayed

B04-69	328.95	375.60	46.65	2.3

B04-70	423.35	483.20	59.85	3.9
including	435.75	445.70	9.95	10.5

B04-71	no significant results

B04-72	202.00	242.40	40.40	4.1
including	220.40	229.20	8.80	9.3

B04-73	38.40	40.40	2.00	2.4
	166.90	194.35	27.45	2.3
	236.90	257.20	20.30	1.9
	273.40	310.80	37.40	2.8
including	273.40	284.65	11.25	4.3

SOIL ANOMALY FOLLOW-UP

In the southwest portion of the Boka exploration concessions, 6 to 12 kilometres south of Boka 7 and adjacent to the Dongchuan Copper/Gold Camp, three extensive gold in soil anomalies were delineated with soils containing up to two grams per tonne gold.  Follow-up work on these anomalies has revealed several widespread areas of unknown artesianal workings.  The artesianal workings contain stockworks and oxidized sulphide mineralization in black shales.  The Company is presently conducting detailed sampling of tunnels and excavating trenches to evaluate the significance of these mineralized areas.

PRELIMINARY ENGINEERING STUDY

The Company has retained Hatch Engineering of Vancouver, BC to expand on the preliminary engineering-scoping study initiated in 2004.  The expanded study will include the following:

5)

Resource Model – independent resource calculation and geological modeling.

6)

Mine Options – expand on the preliminary modeled mining approaches to include rock quality parameters, optimum pit slopes, pit optimization and various mining alternatives.

7)

Processing and Plant Options – develop basic flow sheets and conceptual layouts for milling facilities, related tailings disposal options and infrastructure requirements.

8)

Costing – expand on the preliminary costing models.

SAMPLE ANALYSES

The Company has been informed by SGS (SGS-CSTS Standards Technical Services Co., Ltd.) that the sample preparation facility in Kunming and assay facilities in Tianjin near Beijing are operational.  Management from the Company’s Beijing and Kunming offices has inspected both facilities and the Company intends to use SGS to analyze core samples from the Boka drill program.  It is anticipated that turn around time for receiving assay results will be considerably quicker than at present.

Quality Control

Southwestern has implemented a quality control program to ensure best practice in lithogeochemical sampling and analysis of tunnel and drill core samples.

All samples are shipped directly in security sealed bags to the assay laboratory of the Northwest Non-Ferrous Geology Research Institute (ISO 9002) located in Xian, Shaanxi Province, China.

Drill core samples are prepped to -10 mesh at the Xian facility and 500 gram split samples are air freighted to Vancouver, BC for screen fire assay by IPL (International Plasma Laboratory Ltd.) or ALS Chemex Laboratories.  Exploration samples are assayed by conventional methods at the Langfang Institute of Geochemical and Geophysical Exploration (ISO 9001) in Beijing and are digested in an aqua regia acid digestion and gold, silver, copper, nickel, arsenic, antimony and bismuth are analyzed by atomic absorption.

The Company submits its own standards as a measure of the accuracy of the analysis.  Field duplicates and pulp duplicates are routinely analyzed for precision at ALS Chemex located in Vancouver, BC.  ALS Chemex is an ISO 9001:2000 registered laboratory and is preparing for ISO 17025 certification.  IPL is an ISO 9002 certified laboratory.  Sample results are received in batches and not as assays for an entire drillhole.

The exploration program is being carried out by John Zhang, Project Manager and John Paterson, President, Southwestern Resources Corp., (Member, AUSIMM - and the qualified person for the Project).

Southwestern Resources Corp. is exploring in several countries for precious and base metals.  The Company has a number of significant projects including the Boka Gold Project in China with Team 209, the Liam Gold-Silver Project in Peru with Newmont Peru Limited and the Antay Porphyry Copper-Gold Project in Peru with Anglo American Exploration Peru S.A. as well as the 100% owned Accha Zinc Project in Peru.  The Company is also exploring for porphyry copper-gold in a large area of southwestern Yunnan Province, China under a Joint Venture with Newmont Overseas Exploration Limited.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Corporation's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

John G. Paterson, President

Daniel G. Innes, VP, Exploration

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com

FORM 51-102F3

Material Change Report

ITEM 1.  REPORTING ISSUER

SOUTHWESTERN RESOURCES CORP. (the “Issuer”)

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

ITEM 2.

DATE OF MATERIAL CHANGE

April 25, 2005

ITEM 3.

PRESS RELEASE

Issued April 25, 2005 and distributed through the facilities of CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Issuer pleased to announce that assay results have been received for a further five diamond drillholes from the Boka Gold Project located in northern Yunnan Province, China.  The Company has a 90% interest in the Project that is comprised of three mining permits and three exploration permits covering an area of 163 square kilometres.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

See attached News Release.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.  This report is not being filed on a confidential basis

ITEM 7.

OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.

EXECUTIVE OFFICER

Contact:

Thomas W. Beattie, V.P., Corporate Development
Telephone:

(604) 669 2525

ITEM 9.

DATE OF REPORT

DATED at Vancouver, B.C., this 25th day of April 2005.

DRILLING CONTINUES TO EXPAND BOKA 1

BOKA GOLD PROJECT, YUNNAN PROVINCE, CHINA

April 25, 2005

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) is pleased to announce that assay results have been received for a further five diamond drillholes from the Boka Gold Project located in northern Yunnan Province, China.  The Company has a 90% interest in the Project that is comprised of three mining permits and three exploration permits covering an area of 163 square kilometres.

Highlights of the latest results include an intersection of 9.6 grams per tonne gold over 28.55 metres in drillhole B04-76.

The latest drill results continue to define strong gold mineralization associated with quartz-carbonate stockworks and higher grade zones within massive sulphides.  The mineralization is hosted in black carbonaceous shales, sandstone and gabbro in shallow east dipping shear zones.  Mineralization is stratiform in nature.

There are presently nine diamond drill rigs operating at Boka 1 with the main objective being to drill the Boka 1 Gold Zone on 100 metre by 50 metre centres.  The Boka 1 Gold Zone is open in all directions.  Drillholes B04-75, B05-79, B05-80, B05-82 to B05-89, B05-91 to B05-93 and B05-95 to B05-96 are completed and results are pending.

Details of the latest drill results are listed in the following table.  For drillhole location and data, please visit our website at www.swgold.com.

	Intersection			Assay
Hole No.	From (metres)	To (metres)	Interval (metres)	Grams per tonne gold
B04-74	347.90	411.90	64.00	2.8
including	347.90	349.90	2.00	10.8
including	383.90	387.90	4.00	8.5
including	405.90	411.90	6.00	8.5

B04-76	177.15	205.70	28.55	9.6
including	179.20	186.20	7.00	26.5
	238.40	243.00	4.60	2.2

B05-77	216.00	238.10	22.10	2.3
	263.90	284.40	20.50	2.9
	299.20	307.50	8.30	2.3

	Intersection			Assay
Hole No.	From (metres)	To (metres)	Interval (metres)	Grams per tonne gold
B05-78	205.00	266.10	65.10	3.3
including	205.00	208.00	3.00	13.7
including	213.00	216.70	3.70	12.8
including	252.10	259.20	7.10	5.2

B05-81	28.50	46.00	17.50	2.5
	113.50	132.00	18.50	3.3
	208.40	240.40	32.00	2.6

SAMPLE ANALYSES

The Company has been informed by SGS (SGS-CSTS Standards Technical Services Co., Ltd.) that the sample preparation facility in Kunming and assay facilities in Tianjin near Beijing are operational.  Management from the Company’s Beijing and Kunming offices has inspected both facilities and the

Company intends to use SGS to analyze core samples from the Boka drill program.  It is anticipated that turn around time for receiving assay results will be considerably quicker than at present.

Quality Control

Southwestern has implemented a quality control program to ensure best practice in lithogeochemical sampling and analysis of tunnel and drill core samples.

All samples are shipped directly in security sealed bags to the assay laboratory of the Northwest Non-Ferrous Geology Research Institute (ISO 9002) located in Xian, Shaanxi Province, China.

Drill core samples are prepped to -10 mesh at the Xian facility and 500 gram split samples are air freighted to Vancouver, BC for screen fire assay by IPL (International Plasma Laboratory Ltd.) or ALS Chemex Laboratories.  Exploration samples are assayed by conventional methods at the Langfang Institute of Geochemical and Geophysical Exploration (ISO 9001) in Beijing and are digested in an aqua regia acid digestion and gold, silver, copper, nickel, arsenic, antimony and bismuth are analyzed by atomic absorption.

The Company submits its own standards as a measure of the accuracy of the analysis.  Field duplicates and pulp duplicates are routinely analyzed for precision at ALS Chemex located in Vancouver, BC.  ALS Chemex is an ISO 9001:2000 registered laboratory and is preparing for ISO 17025 certification.  IPL is an ISO 9002 certified laboratory.  Sample results are received in batches and not as assays for an entire drillhole.

The exploration program is being carried out by John Zhang, Project Manager, and John Paterson, President, Southwestern Resources Corp., (Member, AUSIMM - and the qualified person for the Project).

Southwestern Resources Corp. is exploring in several countries for precious and base metals.  The Company has a number of significant projects including the Boka Gold Project in China with Team 209, the Liam Gold-Silver Project in Peru with Newmont Peru Limited and the Antay Porphyry Copper-Gold Project in Peru with Anglo American Exploration Peru S.A. as well as the 100% owned Accha Zinc Project in Peru.  The Company is also exploring for porphyry copper-gold in a large area of southwestern Yunnan Province, China under a Joint Venture with Newmont Overseas Exploration Limited.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Corporation's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

John G. Paterson, President

Daniel G. Innes, VP, Exploration

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com